07025462

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

18th July, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) a letter dated 16th July, 2007 alongwith Media Release dated 16th July, 2007,
(2) a letter dated 16th July, 2007 intimating about convening of a Board Meeting held on 31st July, 2007
(3) a letter dated 17th July, 2007 intimating outcome of the 3rd Annual General Meeting
(4) a letter dated 17th July, 2007 intimating appointment of new director on the Board of the Company.

Copies of the above letters are enclosed herewith for your information and record.

Kindly take the same on your record.

PROCESSED
JUL 2 6 2007
THOMSON
FINANCIAL

Thanking You.

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

dlw 7/25

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

July 16, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Media release

We enclose herewith the media release dated 16th July, 2007 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Reliance Communications Acquires US based Yipes Holdings, Inc. ("Yipes") in an all-cash deal valued at Rs 1,200 crore ($ 300 mn)

Accelerates Reliance Communications penetration into the lucrative Rs 400,000 crore ($ 100 bn) global enterprise data market

Yipes is strongly positioned in Ethernet, by far the highest growth segment in the US datacom market, with an annual growth rate of over 30%

Yipes has strategic network presence in the top 14 US metros, which account for 40% of the total US datacom market

Yipes has nearly 1,000 enterprise customers and provides mission critical communications platforms for entire industry communities

Reliance will rapidly expand Yipes coverage within the US and take Yipes to nearly 40 new markets globally where Reliance is already present in Middle East, Asia and India

By synergizing FLAG and Yipes, Reliance is poised to become the global leader in Ethernet, a Rs 100,000 crore ($ 25 bn) market wordwide by 2010

Mumbai, India, July 16, 2007: Reliance Communications Limited today announced the signing of a definitive agreement to acquire US based Yipes Holdings, Inc. ("Yipes"), the leading provider of managed Ethernet services.

Anil D. Ambani, Chairman of Reliance Communications, said:

"This is the largest acquisition that Reliance Communications has ever made. The acquisition of Yipes drives forward our strategy to offer the most sophisticated, cutting edge data communication products and services, specialising in application and content distribution, spanning developed and emerging markets. We see enormous potential to rapidly expand Yipes coverage in the US and to globalise Yipes service by leveraging our customer relationships and network reach around the globe. We confidently expect this acquisition to significantly enhance the growth rate, profitability and returns of our global data business. "

Highlights of Yipes business

Yipes is the leading provider of managed Ethernet and application delivery services for the global enterprise. Established in 1999, Yipes has pioneered Metro Ethernet and has developed leading edge proprietary products to meet the exacting requirements of its customers. Ethernet is the fastest growing segment of the data communications market, driven by the migration of enterprise customers from older private network technologies. **Infonetics Research forecasts the Ethernet services market will surge by over 30% CAGR from 2006 to 2010 when it will top $ 25 billion worldwide.**

Yipes has nearly 1,000 enterprise customers, concentrated across 4 industry verticals - financial, legal, government and healthcare - which currently account for 50% of the Ethernet market. Yipes has developed communications platforms that act as the oxygen for entire industry communities. For example, Yipes is the leading direct communications provider to the New York Stock Exchange, Chicago Mercantile Exchange and NASDAQ and interconnects with multiple market participants and intermediaries.

Yipes, headquartered in San Francisco, owns over 22,000 route kilometres of fibre across 14 US metros, which covers around 40% of the total US datacom market. In addition, Yipes is present in London, Hong Kong and Tokyo.

Promod Haque, Yipes Chairman and Managing Partner of Norwest Venture Partners, said:

"We saw long ago the impact Ethernet services would have on the telecommunications industry. Yipes has consistently brought fresh ideas and tangible innovation to this market. This acquisition of Yipes by India's powerhouse, Reliance Communications, sets the stage for a major transformation within global telecommunications."

John Scanlon, CEO of Yipes, said:

"Yipes pioneered Metro Ethernet services, extended it across the US and is poised to expand globally. With Reliance Communications, we aim to replicate our success in the US across the rest of the world. The financial sector, in particular, presents a key opportunity for us as we are well positioned to capture the market by meeting the fast-growing and stringent connectivity requirements of financial exchanges around the world. The financial connectivity market alone is expected to reach $ 6.3 billion by 2010 and grow at around 35 percent per annum."

Strategic fit with Reliance Communications

Reliance Communications vision for its Global Data business is to be a leading provider of sophisticated, cutting-edge data communication products and services, specializing in application and content distribution, which will span into developed and emerging markets, delivered over the FLAG Global Network.

The acquisition of Yipes is a key step in Reliance Communications plan to move up the value chain and closer to its customers in the Global Data business. It significantly increases Reliance's revenues from the enterprise segment internationally.

FLAG and Yipes are highly complimentary in terms of their products, services, and networks.

With the acquisition of Yipes, Reliance will accelerate its penetration into the lucrative Rs 400,000 crore ($ 100 billion) global enterprise data market and will be better able to serve its international customers directly in the US.

With the backing of Reliance, Yipes will rapidly double its coverage of the US market. At the same time, Yipes Ethernet services will be overlaid on FLAG's global next generation network, allowing Yipes to expand its reach worldwide and enabling FLAG to create

significantly more value from its network assets in the strongholds of India, the Middle East, and East Asia.

Reliance Communications, through an affiliate, is acquiring 100% of Yipes in an all-cash transaction. This constitutes Reliance Communications largest acquisition to date. Yipes will operate as a strategic business unit, fully integrated strategically and operationally within FLAG Telecom. The key senior management of Yipes has committed to remain with the business and will continue with their present responsibilities.

Punit Garg, President, Global Business, Reliance Communications commented:

"The acquisition of Yipes will place Reliance Communications among the top three Global Ethernet service providers in the world. Reliance Communications with FLAG has a strong foothold in India, the Middle East and Asia, including China, Hong Kong and Taiwan. We plan to leverage the significant headstart of Yipes in Ethernet services, double the coverage in the US domestic market, and rollout Yipes services over the FLAG Global Network. We are fully committed to bringing Ethernet services to nearly 40 new countries."

About Yipes:

Yipes Holdings is the parent company of Yipes Enterprise Services, the leading provider of managed Ethernet and application delivery services for the global enterprise. Yipes' custom data networking solutions empower businesses by delivering high performance, dynamic control, unmatched service quality, and rapid ROI. Enterprise customers worldwide take advantage of Yipes' managed Ethernet services because they are easier to implement and manage than other services. Yipes' specialized offerings and obsession with customer satisfaction ensure that the company delivers the best quality experience. Nearly 1,000 enterprise customers worldwide rely on Yipes high-performance managed services to improve their competitive advantage. For more information, visit www.yipes.com.

About Reliance Communications:

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of over Rs. 1,60,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company with a customer base of over 35 million including over one million individual overseas retail customers ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

The company has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 8000 towns and 300,000 villages. Reliance Communications owns and operates the World's largest next generation IP enabled connectivity infrastructure, comprising over 150,000 kilometres of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. For more information, visit: www.reliancecommunications.co.in

For further information, please contact:

Gaurav Wahi: +91 9322904680

Mrinal Sapre: +91 9323612892

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

July 16, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Unaudited financial Results for the 1st quarter ended 30th June, 2007**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we hereby wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, the 31st July, 2007, inter alia, to consider and take on record the Unaudited Financial Results for the 1st quarter ended 30th June, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

July 17, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Outcome of the 3rd Annual General Meeting held on July 17, 2007

We wish to inform you that the Members of the Company at the 3rd Annual General Meeting held today, i.e. July 17, 2007, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2007, Profit and Loss Account for the period ended on that date and the Reports of the Board of Directors' and Auditors' thereon.

2. Declaration of dividend of @10% i.e. Re. 0.50 per equity share of Rs.5 each for the financial year 2006 - 2007 to those members whose name appeared in the Register of Members on the date of book closure.

3. Appointment of M/s. Chaturvedi & Shah and M/s. BSR & Co., Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

4. Appointment of Shri Anil D Ambani, as Director of the Company, not liable to retire by rotation and appointment of Prof. J. Ramachandran, Shri S. P. Talwar and Shri Deepak Shourie, as the Directors of the Company, liable to retire by rotation.

5. Board is authorised to borrow from time to time exceeding upto three times of the then paid up capital and free reserves of the Company.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

July 17, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Appointment of an Additional Director of the Company

We wish to inform you that the Board of Directors of the Company at its meeting held today has appointed Shri A. K. Purwar, former Chairman of State Bank of India, as an Additional Director of the Company with effect from 17th July, 2007.

A Media Release issued by the Company in this regard is attached herewith.

You are requested kindly to take the same on your record.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl. :- As above

MEDIA RELEASE

Appointment of new Director on the Board of Reliance Communications Limited

Mumbai, July 17, 2007: The Board of Directors of the Reliance Communications Limited at its meeting held today has appointed Shri A. K. Purwar as an Additional Director of the Company with effect from 17th July, 2007.

Shri A. K. Purwar is an eminent banker and former Chairman of State Bank of India. He had held several important positions covering the whole gamat of commercial banking operations during his career.

Background:

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of over Rs.1,60,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company with a customer base of over 35 million including over one million individual overseas retail customers ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

The Company has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 8,000 towns and 300,000 villages. Reliance Communications owns and operates the World's largest next generation IP enabled connectivity infrastructure, comprising over 150,000 kilometres of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. For more information, visit: www.reliancecommunications.co.in

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

19th July, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 19th July, 2007 alongwith Media Release dated 19th July, 2007 to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them.

Copy of the above are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel: +91 022 30386286
Fax: +91 022 30376622
www.reliancecommunications.co.in

July 19, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Media release

We enclose herewith the media release dated 19th July, 2007, being issued by the Company, which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RECEIVED ... 25 A 9:41

RELIANCE COMMUNICATIONS ANNOUNCES SALE OF EQUITY STAKE IN ITS TOWERCO - RELIANCE TELECOM INFRASTRUCTURE LIMITED (RTIL)

ACHIEVES EQUITY VALUATION OF US$ 6.75 BILLION (Rs. 27,000 CRORE)

RCOM TO PLACE 5% MINORITY STAKE IN RTIL WITH GROUP OF LEADING INSTITUTIONAL INVESTORS ACROSS US, EUROPE AND ASIA

OFFERING HEAVILY OVERSUBSCRIBED - ORDER BOOK OF OVER US$ 2 BILLION

RCOM TO RECEIVE CASH PROCEEDS OF US$ 337.5 MILLION (Rs.1,400 CRORE)

CAPITAL GAINS OF OVER US$ 280 million (Rs. 1,200 CRORE)

RTIL EQUITY VALUATION TRANSLATES TO RS. 135 PER RCOM SHARE (NEARLY 25% OF RCOM'S CURRENT MARKET PRICE OF RS. 565)

RCOM'S RESIDUAL 95% EQUITY STAKE IN RTIL VALUED AT US$ 6.40 billion (Rs. 26,000 CRORE)

RCOM WILL PURSUE OPPORTUNITIES FOR FURTHER UNLOCKING OF VALUE THROUGH RTIL IPO AND/OR STRATEGIC SALE AT APPROPRIATE TIME

Mumbai, 19th July 2007: Reliance Communications Limited ("RCom") today announced that a group of leading international investors across the US, Europe and Asia, have agreed to purchase 5% of the equity share capital of its 100% owned tower company, Reliance Telecom Infrastructure Limited ("RTIL"), at an equity value of US$ 6.75 billion (Rs. 27,000 crore).

The transaction has resulted in substantial unlocking of value for RCom's over 2 million shareholders.

RTIL's equity valuation of Rs. 27,000 crore (US$ 6.75 billion) translates to approximately Rs. 135/- per RCom equity share, which is nearly 25% of RCom's current market price of Rs. 565 per share.

The offering was heavily oversubscribed with a total order book in excess of US $ 2 billion.

The transaction will result in a cash inflow of Rs. 1,400 crores (US$ 337.5 million), the benefits of which will flow to RCom and its shareholders.

The capital gains arising out of the sale of the 5% stake in RTIL will be about Rs. 1,200 crore (US$ 280 million).

RCOM's residual 95% stake in RTIL is valued at US$ 6.40 billion (Rs. 26,000 crore), and the company will pursue opportunities for further unlocking of value through an RTIL IPO and/or strategic sale at an appropriate time.

Shri Anil Dhirubhai Ambani, Chairman, RCom, said "We are excited about the tremendous growth potential in the Indian telecom infrastructure business. Our strategy to create a separate company for infrastructure business has resulted in tremendous unlocking of value for RCom shareholders.

RTIL, as an independent telecom infrastructure provider, has significant growth potential and is on track to become the leading player in India. RTIL will be listed in the near future and provide investors another attractive opportunity to participate in India's incredible telecom growth."

JPMorgan acted as the exclusive financial advisor on this transaction.

About RTIL:

RTIL is an independent wireless telecommunications infrastructure company in India, engaged in the business of building, owning and operating communications towers and related assets ("passive infrastructure"), which it will lease to wireless operators under long-term contracts. RTIL's wireless towers portfolio comprised of 13,849 towers as on April 10, 2007. It has a presence in all 23 telecom 'circles' in the country. RTIL has a build-out plan for about 23,000 new towers during FY 2008, which will initially have a capacity to co-locate 4 tenants, with provision for increasing capacity further by carrying out minor modifications.

RTIL has entered into a 10-year Master Services Agreement with RCom and RTL, nominating RTIL as the exclusive provider of passive telecom infrastructure to RCom and RTL. Additional tenants in the form of external wireless operators on RTIL's towers will provide incremental growth for RTIL and thus provide significant operating leverage.

ABOUT RCOM:

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs.1,60,000 crore, net worth in excess of Rs.40,000 crore, cash

flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company with a customer base of over 35 million including over one million individual overseas retail customers' ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

RCom has established a pan-Indian, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 8,000 towns and 300,000 villages. Reliance Communications owns and operates the World's largest next generation IP enabled connectivity infrastructure, comprising over 150,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Disclaimer:

Except for the historical information contained herein, statements in this Release which contain words or phrases such as "would", "will", "growth", etc., and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. RCom and RTIL undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

END